DB

19010242

ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2020
Estimated average burden hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VIRTU ITG LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sullivan **(646)-682-6304**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 15 2019

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

RMS

PRELIMINARY NOTE

The terms "Parent," "ITG" and the "Company" shall mean Investment Technology Group, Inc., ITG Inc. and ITG Inc. and its Subsidiaries, respectively. Any references to these entities in this document shall refer to such entities prior to the completion of the Merger (as defined below) unless otherwise indicated or the context otherwise requires. As described in more detail below, immediately following the Effective Time (as defined below) of the Merger, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) ITG was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG LLC".

AFFIRMATION

We, Steve Cavoli and John Sullivan, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries as of December 31, 2018 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steve Cavoli
Chief Executive Officer

John Sullivan
FINOP

Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2021

VIRTU ITG LLC AND SUBSIDIARIES
(A wholly-owned subsidiary of Virtu ITG Holdings LLC)

Consolidated Statement of Financial Condition
December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

PRELIMINARY NOTE

The terms “Parent,” “ITG” and the “Company” shall mean Investment Technology Group, Inc., ITG Inc. and ITG Inc. and its Subsidiaries, respectively. Any references to these entities in this document shall refer to such entities prior to the completion of the Merger (as defined below) unless otherwise indicated or the context otherwise requires. As described in more detail below, immediately following the Effective Time (as defined below) of the Merger, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name “Virtu ITG Holdings LLC” and (ii) ITG was converted from a Delaware corporation into a Delaware limited liability company with the name “Virtu ITG LLC”.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Virtu ITG LLC and Subsidiaries:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and subsidiaries (the Company) as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1992

New York, New York
March 14, 2019

SEC Mail Processing
MAR 15 2019
Washington DC

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2018

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	120,738
Cash restricted or segregated under regulations and other		10,450
Deposits with clearing organizations		35,684
Securities owned, at fair value		308
Receivables from brokers, dealers and clearing organizations, net		79,235
Receivables from customers, net		68,646
Intangibles (net of accumulated amortization of $4,754)		7,493
Due from Parent and affiliates		70,095
Other assets		9,925
Total assets	$	402,574

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	78,203
Short-term bank loan		1,188
Payables to brokers, dealers and clearing organizations		120,157
Payables to customers		17,705
Due to affiliates		958
Deferred taxes		1,859
Income taxes payable		4
Total liabilities		220,074
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		265,696
Accumulated deficit		(83,196)
Total stockholder's equity		182,500
Total liabilities and stockholder's equity	$	402,574

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a self-clearing broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

ITG is a financial technology company that helps leading brokers and asset managers improve returns for investors. ITG empowers traders to reduce the end-to-end cost of implementing investments via liquidity, execution, analytics and workflow technology solutions.

The Company generates commission and/or commission equivalent revenues on a per-transaction basis for orders executed. Trade orders are delivered to the Company via its front-end software products as well as other vendors' products and direct computer-to-computer links to customers. Orders may be executed through (1) POSIT, ITG's wholly owned and operated alternative trading system, (2) self-directed trading by clients using algorithms and smart routing and (3) portfolio trading and single stock sales trading desks.

On March 1, 2019, Parent, the ultimate parent company of ITG through the Effective Time (as defined below), completed its merger with and into Impala Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Virtu Financial, Inc. ("Virtu"), surviving the merger as an indirect wholly owned subsidiary of Virtu (the "Merger"). The Merger was completed pursuant to that certain Agreement and Plan of Merger, dated as of November 6, 2018 (the "Merger Agreement"), by and among Parent, Virtu and Merger Sub, which has been filed by Parent as Exhibit 2.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 8, 2018. At the effective time of the Merger (the "Effective Time"), each share of Parent's common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Merger Agreement) was cancelled and converted into the right to receive $30.30 in cash without interest (the "Merger Consideration"), less any applicable withholding taxes. Shares of Parent's common stock ceased trading on the New York Stock Exchange (the "NYSE") prior to the open of trading on March 1, 2019. Additionally, immediately following the Effective Time, (i) Parent was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG Holdings LLC" and (ii) ITG was converted from a Delaware corporation into a Delaware limited liability company with the name "Virtu ITG LLC". Certain of Parent's other subsidiaries were converted from a Delaware corporation into a Delaware limited liability company and/or were renamed immediately following the Effective Time, including the following subsidiaries:

- ITG Capital, Inc. became "Virtu ITG Capital LLC";
- AlterNet Securities, Inc. became "Virtu AlterNet Securities LLC";
- ITG Canada Corp. became "Virtu ITG Canada Corp.";
- ITG Australia Limited became "Virtu ITG Australia Limited";
- ITG Australia Holdings Pty. Limited became "Virtu ITG Australia Holdings Pty. Limited";
- ITG Securities (Asia) Limited became "Virtu ITG Securities (Asia) Limited";
- ITG Hong Kong Limited became "Virtu ITG Hong Kong Limited";
- ITG Software Solutions, Inc. became "Virtu ITG Software Solutions LLC";
- ITG Global Production, Inc. became "Virtu ITG Global Production LLC";
- ITG Analytics, Inc. became "Virtu ITG Analytics LLC"; and

(Dollars in thousands, unless otherwise stated)

- ITG Platforms Inc. became "Virtu ITG Platforms LLC".

For additional information related to the Merger and the transactions contemplated by the Merger Agreement, please refer to Parent's Current Report on Form 8-K filed with the SEC on March 1, 2019.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represent the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but have neither a controlling interest nor are the primary beneficiary, are accounted for under the equity method. Investment in entities in which the Company does not have the ability to exercise significant influence are measured at fair value or if there is no readily determinable fair value, at cost adjusted for impairment and changes resulting from observable price changes in identical or a similar investment of the same issuer in accordance with Accounting Standards Update ("ASU") 2016-01, *Financial Instruments*. Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At December 31, 2018, the Company had no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"), agreements for proprietary accounts of broker dealers ("PAB") and segregated balances under a collateral account control agreement for the benefit of certain customers of the Company.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain payables are carried at market value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations

on open transactions, securities loaned and execution cost payables. In addition, the net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers consist of customer fails to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in amounts generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral advanced or received. Interest on such transactions is accrued and is included in the Consolidated Statement of Financial Condition in receivables from, and payables to, brokers, dealers and clearing organizations.

The Company engages in securities borrowed and securities loaned transactions as part of its self-clearing process primarily to facilitate customer transactions, including for shortened or extended settlement activities and for failed settlements.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties and the Company's affiliates. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis. Prepaid research, including balance transfer receivables due from other broker-dealers, net of allowance is included in receivables from customers and receivables from brokers, dealers and clearing organizations. At December 31, 2018, the net research receivable balance was $2,838 (net of allowance of $75) in the Consolidated Statement of Financial Condition. Accrued research payable was $48,233 at December 31, 2018 and is classified as accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

Intangibles

Intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its modified separate tax liability or benefit as if it were

(Dollars in thousands, unless otherwise stated)

filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized. An uncertain tax position is recognized based on the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

In accordance with ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination is based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014 09, *Revenue from Contracts with Customers*. This standard created Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, ("ASC 606"), providing companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry specific revenue guidance. On January 1, 2018, the Company adopted ASC 606, using the modified retrospective transition method applied to all contracts as of January 1, 2018. Upon adoption, the Company recorded a net cumulative-effect decrease to opening retained earnings of $1,047 as of January 1, 2018, which is related to the deferral of commissions allocated to analytics products in bundled commission arrangements where the analytics services have not yet been transferred to the customer as of December 31, 2017 but whose commissions were appropriately recognized in the previous year under the superseded revenue recognition guidance.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. In July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842) – Targeted Improvements*, which provides entities with an alternative transition method of adoption in addition to the previously required modified retrospective transition approach. The new standard requires a lessee to recognize an asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but more significant management judgment will be required. The new standard became effective for us on January 1, 2019.

The Company has completed its evaluation of this guidance, where it identified and assessed the complete population of lease arrangements for the Parent and affiliated entities, which includes real estate leases, data centers, equipment leases and equipment lease arrangements embedded within our service contracts. In evaluating the impact of the new standard, the Company considered whether it has an identified asset. Since the lease agreements are not entered into by the

Company, the Company considered whether it obtains the right to control the use of identified assets through leases entered into by Parent.

In each of these arrangements, Parent provides the Company (and other subsidiaries of Parent) with the right to use office space and an affiliate, ITG Global Productions, Inc. ("ITGGPI") provides use of data centers to the Company. However, the space utilized by the Company is not physically distinct as it is not specified or separated from other subsidiaries of Parent, and Parent decides how much and which portion of the space the Company will use. Further, the space that is used by the Company does not represent substantially all of the capacity of any leased space provided by Parent. Lastly, Parent can relocate the space used by the Company at its' sole discretion and does so on a regular basis as needed for space restructuring.

Therefore, the office and data center space utilized by the Company does not constitute the use of an identified asset, the arrangements between Parent and the Company are not considered leases and there will be no right of use assets or lease liabilities recorded on the Company's balance sheet upon the adoption of this standard.

(3) Restructuring Charges

In March 2018, the Company implemented restructuring plans to improve margins and enhance the Parent's stockholder returns through the elimination of certain positions in the U.S.

The following table summarizes the changes in the Company's liability balance related to the restructuring plans which is included in accounts payable and accrued expenses in the Consolidated Statement of Financial Condition:

		Employee separation costs
Balance at January 1, 2018	$	—
Restructuring charges recognized		6,956
Acceleration of share-based compensation		(2,560)
Utilized – cash		(3,913)
Balance at December 31, 2018	$	483

(4) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

(Dollars in thousands, unless otherwise stated)

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

Fair value measurements for these items measured on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				
Mutual funds	$ 308	$ 308	$ —	$ —
Total	$ 308	$ 308	$ —	$ —

The Company did not have any Level 1, 2 or 3 liabilities as of December 31, 2018.

Securities owned, at fair value includes mutual funds, which are exchange traded.

(5) Revenue from Contracts with Customers

The majority of the Company's revenues fall under the scope of ASC 606. The net impact to the Consolidated Financial Statements of adopting ASC 606 for the year ended December 31, 2018 was an increase to accounts payable and accrued expenses of $870 related to the increase in deferred revenues from deferral of commissions in bundled commission arrangements.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to contracts with customers including broker-dealers were $6,851 as of December 31, 2018. The Company did not identify any contract assets. There were no impairment losses on receivables as of December 31, 2018.

(Dollars in thousands, unless otherwise stated)

Deferred revenue primarily relates to deferred commissions allocated to analytics products and subscription fees billed in advance of satisfying the performance obligations. Deferred revenue related to contracts with customers was $1,055 as of December 31, 2018.

(6) Cash

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"), agreements for proprietary accounts of broker dealers ("PAB") and segregated balances under a collateral account control agreement for the benefit of certain customers of the Company.

(7) Securities Owned

The following is a summary of securities owned, at fair value as of December 31, 2018.

Mutual funds	$ 308
Total	$ 308

In addition to mutual fund positions, securities owned may also include securities positions held by the Company resulting from temporary positions in securities in the normal course of its agency trading business.

(8) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2018.

	Receivables from	Payables to
Broker-dealers	$ 74,482	$ 6,129
Clearing organizations	537	19,781
Securities borrowed	3,546	—
Research receivable	1,223	—
Securities loaned	—	94,247
Allowance for doubtful accounts	(553)	—
Total	$ 79,235	$ 120,157

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $230 to the allowance in 2018. Total write-offs against the allowance of $35 were recorded for the year ended December 31, 2018.

(Dollars in thousands, unless otherwise stated)

Balances for securities borrowed and securities loaned relate to customer settlement activities. Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

The Company's securities borrowing and lending is generally done under industry standard agreements ("Master Securities Lending Agreements") that may allow, following an event of default by either party, the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, as the case may be, by the non-defaulting party. Events of default under the Master Securities Lending Agreements generally include, subject to certain conditions: (i) failure to timely deliver cash or securities as required under the transaction, (ii) a party's insolvency, bankruptcy, or similar proceeding, (iii) breach of representation, and (iv) a material breach of the agreement. The counterparty that receives the securities in these transactions generally has unrestricted access in its use of the securities. For financial statement purposes, the Company does not offset securities borrowed and securities loaned.

In accordance with FASB ASU 2013-01, the following table summarizes the transactions under certain Master Securities Lending Agreements that may be eligible for offsetting if an event of default occurred and a right of offset was legally enforceable:

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Collateral Received or Pledged (including Cash)	Net Amount
Deposits paid for securities Borrowed	$ 3,546	$ —	$ 3,546	$ 3,546	$ —
Deposits received for securities loaned	$ (94,247)	$ —	$ (94,247)	$ (93,272)	$ (975)

In accordance with ASU Topic 860, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures", the gross obligations of deposits received for securities loaned was $93,321 for equity securities at December 31, 2018. The remaining contractual maturities of these agreements were overnight and continuous.

(9) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2018.

	Receivables from	Payables to
Customers	$ 67,155	$ 17,705
Research receivable	1,690	—
Allowance for doubtful accounts	(199)	—
Total	$ 68,646	$ 17,705

(Dollars in thousands, unless otherwise stated)

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables. The Company recorded an increase of $92 to the allowance in 2018. Total write-offs against the allowance of $6 were recorded for the year ended December 31, 2018.

(10) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment.* If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's Consolidated Statement of Financial Condition.

(11) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2018.

Trade payables	$	4,835
Accrued research payable		48,233
Deferred compensation		309
Accrued compensation and benefits		10,551
Accrued telecom		4,656
Accrued restructuring charges		483
Other accrued expenses		9,136
Total	$	78,203

(12) Borrowings

The Company's securities clearance and settlement activities are funded with operating cash, securities loaned or with short-term bank loans under a committed credit agreement.

The Company, as borrower, and Parent as guarantor, maintained a $150 million 364 day-year revolving credit agreement (the "2018 Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent that was originally scheduled to mature in January 2019. On January 25, 2019, the Company, as borrower, and Parent, as guarantor, amended the 2018 Credit Agreement to extend the maturity date to expire on March 31, 2019. The Credit Agreement was terminated at the Effective Time of the Merger. The purpose of this credit line was to provide liquidity for the Company's U.S. brokerage operations to satisfy clearing margin requirements and to finance temporary positions from delivery failures or non standard settlements. Depending on the borrowing base, availability under the Credit Agreement was limited to either (i) a percentage of the clearing deposit required by the National Securities Clearing Corporation, or (ii) a percentage of the market value of temporary positions pledged as collateral. Under the 2018 Credit Agreement, interest accrued at a rate equal to (a) a base rate, determined by reference to the federal funds rate plus (b) a margin of 2.50%. Available but unborrowed amounts under the 2018 Credit Agreement were subject to an unused commitment fee of 0.75%. Among other restrictions, the terms of the 2018 Credit Agreement included (a) negative covenants related to liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio (as defined) and a liquidity ratio (as defined), as well as requirements for maintaining minimum levels of

(Dollars in thousands, unless otherwise stated)

tangible net worth (as defined) and regulatory capital (as defined), and (c) restrictions on investments, dispositions and other restrictions customary for financings of this type.

The events of default under the 2018 Credit Agreement included, among others, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, loss of collateral, judgments, and changes in control and bankruptcy events. In the event of non payment, the 2018 Credit Agreement required ITG Inc. to pay incremental interest at the rate of 2.0%. In the event of a default and depending on the nature thereof, the commitments either automatically terminated and all unpaid amounts immediately became due and payable, or the lenders may in their discretion have terminated their commitments and declared due all unpaid amounts outstanding.

At December 31, 2018 there was $1.2 million outstanding under the 2018 Credit Agreement.

(13) Income Taxes

For the year ended December 31, 2018, the Company's operations were included in the consolidated federal and combined state and local income tax returns of the Parent.

At December 31, 2018, net income taxes received totaled $548 of which $553 is a receivable included in due from Parent and affiliates and $4 payable relating to tax uncertainties are included in income taxes payable on the Consolidated Statement of Financial Condition at December 31, 2018.

Deferred income taxes are provided for temporary differences in reporting certain items. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Goodwill and other intangibles	$	554
Net operating loss		115
Deferred compensation		2,710
Share-based compensation		2,296
Depreciation		973
Accrued rent		2,563
Foreign tax credit		1,167
Other		565
Total deferred tax assets		10,943
Less: Valuation allowance		(10,943)
Total deferred tax assets, net of valuation allowance		—
Deferred tax liabilities		
Indefinite life intangibles		(1,859)
Total deferred tax liabilities		(1,859)
Net deferred tax liabilities	$	(1,859)

Under ASC 740, *Income Taxes*, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered its cumulative pre-tax loss in the U.S. jurisdiction over the previous three years as a significant piece of negative evidence. Prevailing accounting guidance limits the ability to consider other subjective evidence to support deferred tax assets, such as projections of future profits, when objective verifiable evidence such as a cumulative loss exists. As a result, the Parent maintains a full valuation allowance against its U.S. deferred tax assets for which the Company maintains a full valuation allowance of $10.9 million.

(Dollars in thousands, unless otherwise stated)

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2018 is as follows:

Balance, January 1, 2018	$	95
Additions based on tax positions related to the prior year		—
Reductions due to expiration of statute of limitations		(91)
Balance, December 31, 2018	$	4

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2014. Certain state and local returns are also currently under various stages of audit. The Company does not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

(14) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective June 8, 2017. In October 2008, the Compensation Committee of the Parent's Board of Directors adopted the Equity Deferral Award Program, a subplan under the 2007 Plan. This subplan, last amended and restated on January 23, 2017, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA subplan").

As of December 31, 2018, there were 2,068,246 shares of common stock remaining available for issuance under the 2007 Plan. Shares of common stock which are attributable to awards which have expired, terminated, cash settled or been canceled or forfeited during any calendar year are generally available for issuance or use in connection with future awards. Shares of common stock surrendered in payment of the exercise price of a stock option and shares withheld or surrendered for payment of taxes are not available for re-issuance under the 2007 Plan. Options outstanding as of December 31, 2018 that have been granted under the 2007 Plan are exercisable until January 2024. The 2007 Plan will remain in effect until June 10, 2025, unless terminated, or extended, by the Parent's Board of Directors with the approval of the Parent's stockholders. After this date, no further awards shall be granted pursuant to the 2007 Plan, but previously granted awards will remain outstanding in accordance with their applicable terms and conditions.

Under the 2007 Plan, the Parent is permitted to grant time-based stock options, in addition to performance-based option awards to employees. In 2016, the Parent granted time-based options for 196,851 shares to the Parent's new Chief Executive Officer. These stock options have an eight-year term and vest annually in three equal installments, beginning on the first anniversary of the grant date, if the Chief Executive Officer remains continuously employed by the Company, and is in good standing on, each applicable vesting date. The Company did not grant any option awards under the 2007 Plan during 2018.

In December 2018, the Compensation Committee of the Parent's Board of Directors took certain actions to preserve certain compensation-related corporate income tax deductions for the Company that might otherwise be disallowed through the operation of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), in connection with the Merger. Specifically, the Committee approved the accelerated vesting of equity awards held by

(Dollars in thousands, unless otherwise stated)

certain senior executives (the "280G Accelerated Vesting Actions"). These actions were taken to mitigate or eliminate the amount of excise tax that may be payable by these employees pursuant to Sections 280G and 4999 of the Code.

Pursuant to the 280G Accelerated Vesting Actions, the Committee approved the accelerated vesting of stock options to purchase 65,611 shares of common stock of the Company at an exercise price of $16.18 per share (the "Exercise Price"), which were scheduled to vest on January 15, 2019.

Under the 2007 Plan, certain employees of the Company were granted an aggregate of 542,645 restricted stock unit awards in 2018. Generally, and except for awards granted under the VCSUA Subplan, restricted stock unit awards outstanding during 2018 vest in one of the following manners: (a) serial vesting on each of the first, second and third anniversaries of the grant date, (b) one-third on the second anniversary of the grant date and two-thirds on the third anniversary of the grant date, (c) cliff vesting on the third anniversary of the grant date, (d) for new hire awards only, vesting terms that closely parallel the vesting terms of any awards that the new hire will forfeit upon joining the Company, except that no such new hire award or portion thereof shall vest prior to the one-year anniversary of the date of grant unless otherwise permitted by the 2007 Plan, or (e) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Company's common stock price preceding each of the vesting dates is greater than the 90 day average of the Company's common stock price preceding the grant date (market based restricted stock units). Accordingly, not all restricted stock units awarded will vest and be delivered.

Under the VCSUA Subplan, each eligible participant was granted a number of basic stock units on the date the year-end variable compensation is communicated to participants equal to (i) the amount by which the participant's variable compensation is reduced as determined by the Compensation Committee of the Parent's Board of Directors, divided by (ii) the fair market value of a share of the Parent's common stock on the date of grant. In addition, each participant may be granted an additional number of matching stock units on the date of grant equal to 10% of the number of time-based or market-based basic stock units granted. Basic stock units under the VCSUA Subplan that are time based typically vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company, and is in good standing on, each applicable vesting date. Time based matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through, and is in good standing on, such vesting date. Basic units under the VCSUA Subplan that are market based (which were granted in February 2014 to members of senior management) vest in equal installments on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding each of the vesting dates is greater than the 90 day average of the Parent's common stock price preceding the grant date. Matching stock units on market based awards will vest 100% on the fourth anniversary of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding the vesting date is greater than the 90 day average of the Parent's common stock price preceding the grant date.

The Company has also issued to members of its senior management in February 2017 and February 2018 basic stock units under the VCSUA that vest based on the levels of revenue and pre-tax margin achieved by the Parent for the relevant performance year, as determined by the Compensation Committee of the Parent's Board of Directors (performance-based restricted stock units). In addition to the performance criteria being achieved under each of these awards, the participant must remain continuously employed by the Company through, and be in good standing on, each applicable vesting date. The Company has also issued to members of its senior management basic stock units under the VCSUA that vest based upon the level of the Parent's adjusted return-on-equity ("ROE") achieved (ROE-based restricted stock units). In addition to the ROE performance criteria being achieved, the participant must remain continuously employed by the Company through, and be in good standing on, each applicable vesting date. The number of ROE-based restricted basic stock units awarded will be earned in each of the relevant performance periods if the target ROE is achieved at 100% and such number may increase or decrease if the actual ROE achieved is above or below the target ROE. In addition, certain senior employees have received matching ROE-based restricted stock units and such awards vest on the third anniversary of the date of grant based upon the average of the ROE achieved during the three-year period that ends immediately prior to the

(Dollars in thousands, unless otherwise stated)

applicable vesting date. The number of matching ROE-based restricted stock units awarded will be earned if the target average ROE is achieved at 100% and such number may increase or decrease if the actual average ROE achieved is above or below the target average ROE. The number of performance-based restricted stock units earned is determined pursuant to a payout matrix established by the Compensation Committee of Parent's Board of Directors that sets forth a range of payout percentages relative to the Parent's actual revenue and pre-tax margin results achieved for the relevant fiscal year, with each performance metric weighted equally. All vested stock units are settled in shares of ITG common stock within 30 days after the date on which such stock units vest.

Pursuant to the 280G Accelerated Vesting Actions taken by the Compensation Committee described above, with respect to restricted stock unit awards, the Committee approved the accelerated vesting of an aggregate of (a) 39,815 time-based restricted stock units, which were scheduled to vest on January 24, 2019, (b) 4,509 time-based restricted stock units, which were scheduled to vest on February 11, 2019, (c) 45,804 time-based restricted stock units, which were scheduled to vest on January 24, 2020 and (d) 25,796 time-based restricted stock units, which were scheduled to vest on January 24, 2021.

Notwithstanding the foregoing, at the Effective Time of the Merger, (i) each stock option of Parent that was outstanding and unexercised was converted at the Effective Time into an option to purchase Class A common stock, par value $0.00001 per share, of Virtu ("Virtu Common Stock"), with the number of shares of Virtu Common Stock and the exercise price applicable to such option based on an exchange ratio, the numerator of which is the Merger Consideration and the denominator of which is the volume-weighted average price per share of Virtu Common Stock for the ten trading days prior to the Effective Time (the "Exchange Ratio"); (ii) each outstanding award of restricted stock units or deferred stock units with respect to shares of the Company's common stock (other than awards with performance-based vesting or delivery requirements) (a "Parent RSU Award") that was granted on or after January 23, 2017 and was not held by a non-employee director, former employee or employee whose employment was terminated involuntarily without cause immediately following the Effective Time was converted into the right to receive restricted stock units of Virtu on the same terms and conditions as were applicable under the Parent RSU Award, with the number of shares of Virtu Common Stock subject to such replacement restricted stock unit award based on the number of shares of the Parent's common stock subject to such Parent RSU Award and the Exchange Ratio; (iii) each outstanding Parent RSU Award other than those described in the preceding clause (ii) became fully vested at the Effective Time and converted into the right to receive the Merger Consideration with respect to the number of shares of the Parent's common stock subject to such Parent RSU Award; (iv) each outstanding award of restricted stock units with respect to shares of the Parent's common stock with performance-based vesting or delivery requirements (a "Parent PSU Award") that was granted on or after January 23, 2017 and was not held by a non-employee director, former employee or employee whose employment was terminated involuntarily without cause immediately following the Effective Time was converted into the right to receive restricted stock units of Virtu on the same terms and conditions as were applicable under the Parent PSU Award (other than the performance-based vesting schedule, which was converted into a service-based vesting schedule in accordance with the applicable award agreement), with the number of shares of Virtu Common Stock subject to such replacement restricted stock unit award based on the number of shares of the Parent's common stock deemed earned at the Effective Time and the Exchange Ratio; and (v) each outstanding Parent PSU Award other than those described in the preceding clause (iv) became fully vested at the Effective Time and converted into the right to receive the Merger Consideration with respect to the number of shares of the Parent's common stock deemed earned at the Effective Time.

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $275 during 2018. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provides Company employees the opportunity to purchase Parent common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount. In accordance with the provisions of ASC 718, the ESPP is compensatory. The ESPP was suspended after Parent entered into the Merger Agreement with Virtu.

(15) Related Party Transactions

The Company earns a referral fee on orders sent from its clients for trade execution in foreign markets to the subsidiaries of Investment Technology Group International Limited ("ITG International).

The Company has entered into a Brazilian Algorithm Technology License Agreement with ITG Ventures Ltd. ("ITGVL"). Under this agreement, the Company pays ITGVL a license fee for the use of its algorithm technology in Brazil.

The Company has entered into a RFQ License Agreement with ITGVL. Under this agreement, the Company pays ITGVL a license fee for the use of its RFQ technology.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement. At December 31, 2018, included in due from Parent and affiliates on the accompanying Consolidated Statement of Financial Condition was $551 of amounts due from AlterNet for these costs.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company. The Parent charges the Company for the amount of depreciation and amortization expense associated with fixed assets and leasehold improvements used by the Company.

The Company and Parent have entered into a services agreement, in which Parent provides office space used to conduct business of the Company.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses the Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC").

The Company and ITGCC have entered into a services agreement, in which ITGCC provides certain securities trading services and administrative services to the Company and the Company provides similar types of services to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITGGPI pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with ITG Platforms Inc. ("ITGP"), in which ITGP provides services to the Company in connection with broker connectivity.

The Company entered into a services agreement with ITGP, in which the Company provides the use of certain office space to ITGP.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"). Up until February 2018, when Parent established a venture with Option Technology Solutions LLC ("Optech") to form Matrix Holding Group ("Matrix"), a derivatives execution and technology business contributing ITGDER.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company provides certain securities trading services and administrative services to ITG Analytics, Inc. ("ITGALYT"), pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to Investment Technology Group Europe Limited ("ITGEL"), pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to ITG Hong Kong Limited ("ITGHK"), pursuant to a Services Agreement.

The Company provides certain administrative services to ITG International pursuant to a Services Agreement.

The Company provides certain administrative services to ITG Asia Holding Limited ("ITG Asia") pursuant to a Services Agreement.

The Company provides certain technology services, management services and administrative services to ITGC, ITGVL, ITGEL, ITG Securities (Asia) Limited ("ITGSAS"), ITGHK and ITG Australia Ltd. ("ITGA") pursuant to a Services Agreement.

The Company paid no cash dividends to the Parent during the year ended December 31, 2018.

(16) Commitments and Contingencies

The Company and the Parent's other broker-dealer subsidiaries are regularly subject to, or involved in, investigations and other proceedings by government agencies and self-regulatory organizations, with respect to which they are cooperating. Such investigations and other proceedings may result in judgments, settlements, fines, disgorgements, penalties, injunctions or other relief. Given the inherent uncertainties and the current stage of these inquiries, and the ongoing reviews by the Company and the Parent, the Company and the Parent are unable to predict the outcome of these matters at this time.

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except a putative class action lawsuit and a derivative action have been filed with respect to the Parent and certain of its current and former directors and/or executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed).

(Dollars in thousands, unless otherwise stated)

In 2015, the Company and AlterNet reached a final settlement with the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within AlterNet for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of Company policy and procedures by a former employee. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG clients.

In connection with the announcement of the SEC investigation regarding AlterNet, two putative class action lawsuits were filed with respect to the Parent and certain of its current and former executives and have since been consolidated into a single action captioned *In re Investment Technology Group, Inc. Securities Litigation* before the U.S. District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants made material misrepresentations or omitted to disclose material facts concerning, among other subjects, the matters that were the subject of the SEC settlement regarding AlterNet and the SEC investigation that led to the SEC settlement. The complaint seeks an unspecified amount of damages under the federal securities laws. On April 26, 2017, the court granted in part and denied in part the Parent's motion to dismiss the complaint and granted the plaintiff leave to file a motion to amend its complaint. On June 12, 2017, the plaintiff filed a motion to amend its complaint against certain of the individual defendants who were dismissed from the case in the court's April opinion. On March 23, 2018, the court denied plaintiff's motion to amend, thereby affirming its dismissal of certain of the individual defendants from the case.

On April 19, 2018, the Parent reached an agreement in principle to settle the consolidated securities class action lawsuit. In exchange for a release of claims and a dismissal with prejudice, the settlement includes a payment to class members of $18 million, which is well within the policy limits of, and is expected to be paid by, the Parent's insurance carrier. The settlement reached is solely to eliminate the uncertainties, burden and expense of further protracted litigation and does not constitute an admission of liability by the Parent or its current or former executives or directors. Specifically, the Parent and its current and former executives and directors deny any liability or responsibility for the claims made and make no admission of any wrongdoing. On August 8, 2018, the parties filed a Stipulation and Agreement of Settlement (the "Settlement") with the court, which was amended on October 26, 2018 and preliminarily approved by the court on November 5, 2018. On February 21, 2019, the court approved the Settlement and entered final judgement.

On November 27, 2015, a purported shareholder of the Parent filed a shareholder derivative action captioned *Watterson v. Gasser et al.* against eleven current or former officers and directors of the Parent in the Supreme Court for the State of New York. The Parent is named as a nominal defendant, and the plaintiff purports to seek recovery on its behalf. The complaint generally alleges that the individual defendants breached their fiduciary duties to the Parent in connection with the matters that were the subject of the SEC settlement regarding AlterNet. On January 11, 2019, the plaintiff filed a notice of voluntary discontinuance without prejudice.

(17) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

The Company is a member of various U.S. exchanges and self-clears transactions with a clearing house for equities. Associated with the Company's memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the exchanges or the clearing house. While the rules governing different exchange or clearing house memberships vary, in general, the Company's obligations would arise only if the exchanges and clearing houses had previously exhausted other remedies. The maximum potential

(Dollars in thousands, unless otherwise stated)

payout under these memberships cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the financing counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company may at times maintain inventories in equity securities on both a long and short basis primarily arising from client errors or accommodations. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

(18) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2018, the Company had net capital of $86,683 which was $85,683 in excess of required net capital of $1,000.

As of December 31, 2018, the Company had a $2,500 cash balance in a Special Reserve Bank Account for the exclusive benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, *Computation for Determination*

(Dollars in thousands, unless otherwise stated)

of Reserve Requirements ("SEC Rule 15c3-3"), $3,400 cash balance in a Special Reserve Bank Account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3, and $4,550 cash balance in a Special Reserve Bank Account for the exclusive benefit of Brokers under a Proprietary Account for Broker-Dealers ("PAB") requirement.

Dividends or withdrawals of capital can not be made to the Parent from the Company if they are needed to comply with regulatory requirements.

(19) Subsequent Events

Merger

On March 1, 2019, Parent completed its merger with and into Merger Sub, surviving the Merger as an indirect wholly owned subsidiary of Virtu. For additional information regarding the Merger, see Note 1, *Organization and Basis of Presentation*.

Amendment and Termination of Credit Agreement

On January 25, 2019, the 2018 Credit Agreement was amended to extend the maturity date to expire on March 31, 2019 to maintain financing availability under the 2018 Credit Agreement until the closing of the acquisition of Parent by Virtu. The 2018 Credit Agreement was terminated at the Effective Time of the Merger. For additional information regarding the 2018 Credit Agreement, see Note 12, *Borrowings*.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Managers
Virtu ITG LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of ITG Inc. and its subsidiaries (the Company) as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
March 14, 2019